UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Atlantic Power Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

04878Q863

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

MANGROVE CAPITAL II, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP NO. 4878Q863

1	NAME OF REPORTING PERSON

NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,977,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,977,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,977,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 4878Q863

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), as a significant shareholder of Mangrove Master Fund;
(iii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), as a significant shareholder of Mangrove Master Fund;
(iv)	The Mangrove Partners Fund (Cayman Drawdown), L.P., a Cayman Islands limited partnership (“Mangrove Fund Cayman Drawdown”), as a significant shareholder of Mangrove Master Fund;
(v)	The Mangrove Partners Fund (Cayman Partnership), L.P., a Cayman Islands limited partnership (“Mangrove Fund Cayman Partnership”), as a significant shareholder of Mangrove Master Fund;
(vi)	Mangrove Partners, a Cayman Islands exempted company, as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman, Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership;
(vii)	Mangrove Capital, a Cayman Islands exempted company, as the general partner of each of Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership;
(viii)	Mangrove Capital II, Inc., a Delaware corporation (“Mangrove Capital II”), as the general partner of Mangrove Fund; and
(ix)	Nathaniel August, as the director of each of Mangrove Partners, Mangrove Capital and Mangrove Capital II and as the controlling person of each of Mangrove Partners and Mangrove Capital.

11

CUSIP NO. 4878Q863

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Mangrove Master Fund, Mangrove Fund Cayman, Mangrove Capital and Mangrove Capital II. Mr. August is the sole director of Mangrove Partners. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Mangrove Fund, Mangrove Partners, Mangrove Capital, Mangrove Capital II and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022. The address of the principal office of each of Mangrove Master Fund, Mangrove Fund Cayman, Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

(c)       The principal business of Mangrove Master Fund is acquiring, holding and disposing of investment securities. The principal business of Mangrove Fund is investing in Mangrove Master Fund. The principal business of Mangrove Fund Cayman is investing in Mangrove Master Fund. The principal business of Mangrove Fund Cayman Drawdown is investing in Mangrove Master Fund. The principal business of Mangrove Fund Cayman Partnership is investing in Mangrove Master Fund. The principal business of Mangrove Partners is serving as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman, Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership. The principal business of Mangrove Capital is serving as the general partner of each of Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership. The principal business of Mangrove Capital II is serving as the general partner of Mangrove Fund. The principal occupation of Mr. August is serving as a director of each of Mangrove Partners, Mangrove Capital and Mangrove Capital II.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. August is a citizen of the United States of America.

12

CUSIP NO. 4878Q863

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 7,977,910 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”). The aggregate purchase price of the 7,977,910 Shares directly owned by Mangrove Master Fund is, in U.S. dollar terms, approximately $17,056,486, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 109,994,268 Shares outstanding as of October 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	Mangrove Master Fund
(a)	As of the close of business on November 14, 2018, Mangrove Master Fund directly owned 7,977,910 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	The transactions in the securities of the Issuer by Mangrove Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Mangrove Fund
(a)	As of the close of business on November 14, 2018, Mangrove Fund, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Fund has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
13

CUSIP NO. 4878Q863

C.	Mangrove Fund Cayman
(a)	As of the close of business on November 14, 2018, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
D.	Mangrove Fund Cayman Drawdown
(a)	As of the close of business on November 14, 2018, Mangrove Fund Cayman Drawdown, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Fund Cayman Drawdown has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
E.	Mangrove Fund Cayman Partnership
(a)	As of the close of business on November 14, 2018, Mangrove Fund Cayman Partnership, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Fund Cayman Partnership has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
14

CUSIP NO. 4878Q863

F.	Mangrove Partners
(a)	As of the close of business on November 14, 2018, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman, Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Partners has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
G.	Mangrove Capital
(a)	As of the close of business on November 14, 2018, Mangrove Capital, as the general partner of each of Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Capital has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
H.	Mangrove Capital II
(a)	As of the close of business on November 14, 2018, Mangrove Capital II, as the general partner of Mangrove Fund, may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mangrove Capital II has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
15

CUSIP NO. 4878Q863

I.	Nathaniel August
(a)

As of the close of business on November 14, 2018, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners, Mangrove Capital and Mangrove Capital II and the controlling person of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 7,977,910 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,977,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,977,910

(c)	Mr. August has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

As of the close of business on November 14, 2018, the Reporting Persons collectively beneficially owned an aggregate of 7,977,910 Shares, constituting approximately 7.3% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Since January 10, 2018, Mangrove Master Fund entered into a series of cash-settled total return swap agreements with each of Morgan Stanley Capital Services LLC and Barclays Bank PLC as counterparties (the “Swaps”) that establish economic exposure to an aggregate of 9,095,840 notional Shares (the “Subject Shares”), representing in the aggregate approximately 8.3% of the outstanding Shares. The Swaps provide Mangrove Master Fund with economic exposure that is comparable to the economic exposure of ownership but do not provide it with the power to vote or direct the voting of or to dispose or direct the disposition of the Subject Shares. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

16

CUSIP NO. 4878Q863

On November 15, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated November 15, 2018, by and among the Reporting Persons.

17

CUSIP NO. 4878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	Mangrove Partners
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

18

CUSIP NO. 4878Q863

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL II, INC.

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
Nathaniel August

19

CUSIP NO. 4878Q863

SCHEDULE A

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners, Mangrove Capital and Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands

Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago

Directors of Mangrove Capital

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners, Mangrove Capital and Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

Ward T. Dietrich, Director	Director of Mangrove Capital and Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

CUSIP NO. 4878Q863

Directors of Mangrove Capital II, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners, Mangrove Capital and Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

Ward T. Dietrich, Director	Director of Mangrove Capital and Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

Kimberly Palese, Director	Director of Mangrove Capital II	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

CUSIP NO. 4878Q863

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 7 to the Schedule 13D

Class of Security	Shares or Notional Shares of Common Stock Purchased / (Sold)	Price Per Share or Notional Share ($)	Date of Purchase / (Sale)

THE MANGROVE PARTNERS MASTER FUND, LTD.

Common Stock	27,264	2.1900	10/08/2018
Common Stock	34,256	2.1965	10/08/2018
Common Stock	57,071	2.1939	10/09/2018
Common Stock	45,050	2.1911	10/09/2018
Common Stock	6,983	2.1500	10/11/2018
Common Stock	2,848	2.1500	10/11/2018
Common Stock	25,500	2.1500	10/12/2018
Common Stock	61,134	2.1499	10/12/2018
Common Stock	27,890	2.1674	10/15/2018
Common Stock	20,300	2.1660	10/15/2018
Common Stock	8,300	2.1920	10/16/2018
Common Stock	17,692	2.1989	10/16/2018
Common Stock	50,000	2.1950	10/25/2018
Common Stock	28,560	2.1924	10/25/2018
Common Stock	16,177	2.1550	10/29/2018
Common Stock	9,558	2.1599	10/29/2018
Common Stock	56,000	2.1700	10/31/2018
Common Stock	12,900	2.1500	11/05/2018
Common Stock	5,200	2.1500	11/06/2018
Common Stock	2,800	2.1500	11/06/2018
Common Stock	18,802	2.1593	11/07/2018
Common Stock	1,400	2.1500	11/08/2018
Common Stock	200,000	2.1496	11/09/2018
Common Stock	34,279	2.1511	11/12/2018
Common Stock	61,546	2.1490	11/13/2018
Common Stock	75,307	2.1476	11/14/2018
Common Stock	175,000	2.1500	11/14/2018